Filed Pursuant to Rule 433

Registration Statement No. 333-146260-07

Dated September 25, 2008

PECO Energy Company

Pricing Term Sheet

Issuer:	PECO Energy Company
Size:	$300,000,000
Maturity:	October 15, 2013
Coupon:	5.60%
Price to Public:	99.720% of face amount
Yield to Maturity:	5.664%
Spread to Benchmark Treasury:	+262.5 basis points
Benchmark Treasury:	3.125% due August 31, 2013
Benchmark Treasury Yield:	3.039%
Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2009

Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 45 basis points
Settlement:	October 2, 2008
CUSIP:	693304AM9
Ratings:	A2 (Moody’s); A (S&P); A (Fitch)
Joint Book Running Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated Scotia Capital (USA) Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Scotia Capital (USA) Inc.

at 1-800-372-3930.